

Hello ⬛⬛ 👋 ,

Do you still want to invest in Tykr?

If so, now may be a good opportunity.

The reason is that the valuation of Tykr is increasing.

- Current valuation: $7M
- New valuation: $9M

🚀 Reason for Valuation Increase

North star metric = 1M Subscribers

1M Subscribers = ~$1B Valuation

Question: How will Tykr achieve a ~$1B valuation?

Answer: Channel partners

1. We are now working with 4 channel partners with over 30M retail investors.
2. We're talking to another 4 channel partners that could push the number over 60M.
3. When Tykr reaches 1M subscribers, the valuation may be around $1B.

💪 What makes Tykr unique?

We figured out how to turn <u>passive investors</u> into <u>active investors</u>.

For context, the average account size at most brokers is about $5K. On top of that, a few brokers have stated that about 20% - 30% of their customers are "inactive," meaning they have a funded account but haven't bought stocks in several months.

Our metrics:

- After joining Tykr, investors typically make about **30% more transactions per month**.
- After joining Tykr, investors typically increase their account size from about **$5K to about $180K.**

Why does this matter to a broker?

Why does this matter to a broker?

Let's say a broker has 500,000 customers and 50% of their revenue is generated from transaction fees.

If that broker were to add another 1,000 customers, that may increase revenue by about $50K* per year. (Not that exciting 😕).

If that broker were to leverage the power of Tykr and send just 20% of their customers to Tykr, that could increase revenue by about $2.5M* per year. (Now we're talking! 🚀 😄)

Our goal is to help more brokers increase transactions and account sizes. As they grow, we grow. It's a team effort.

*These are hypothetical projections. Once we have the exact revenues, transaction fee percentages, and user counts, we can generate more accurate projections per broker.

🕙 When will the valuation increase to $9M?

We are now working with two investment firms to close the round.

- [neonVest](#) - They have a database of over 60,000 investors and 6,000 family offices. They started promoting Tykr on Monday, January 19th.
- [Wefunder](#) - They have a database of over 1,000,000 investors. They will start promoting Tykr in the next few weeks.
- We're raising another $1M.
- The first $500K is applied to the $7M valuation.
- The second $500K is applied to the $9M valuation.
- ~$200K has already been committed in the last week, leaving ~$300K available at the $7M valuation.

📋 Investment Criteria

- **Target check size** - The target check size is $50K, but we've had investors write checks between $10K and $150K.
- **Accredited investors only** - To close out the round, we are looking for accredited investors only. To be an accredited investor, a person must have an annual income exceeding $200,000 USD ($300,000 USD for joint income) or have a net worth exceeding $1M USD. You may read more details on [Investopedia](#).

👉 How to Invest

1. Respond to this email

1. Respond to this email
2. We'll set up a video call
3. I'll walk you through the Pitch Deck, ROI Potential, and Next Steps

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👍 Investment Details

- Tykr has been established as a Delaware C Corp.
- We are using a Safe ([Ycombinator valuation cap, no discount](#)).
- All investors are added to our cap table management software, [Wevestr](#).
- We operate Tykr similarly to a public company, where we do quarterly "Earnings Calls". Our investors appreciate this transparency.
- All investors are classified as "Board of Advisors," and we also try to hold monthly meetings to talk about sales, marketing, advertising, and operations. These meetings give investors the opportunity to collaborate with Tykr as the company grows.
- 40% of the funds will be applied to new features, 40% will be applied to sales, marketing, and advertising, and 20% will be applied to operations.

📋 Disclosures

- Investments in startups involve a high degree of risk, including the possible loss of the entire amount invested.
- The $1B valuation of Tykr is not guaranteed. This is a target valuation we are aiming for over the next 5 - 10 years.

🚀 2026 and beyond

Tykr is positioned for significant scale. Your investment isn't just funding; it's a strategic partnership to secure a dominant position in the investing space. There are over 300M retail investors on just the top 25 brokers. Together, we can help a lot more retail investors buy and sell stocks with confidence and, at the same time, help brokers turn more passive investors into active investors.

-Sean Tepper

P.S. I expect neonVest and Wefunder to quickly close this round. If you want to invest at the $7M valuation, now may be a good opportunity.

Note:

TYKR LLC (hereinafter: "TYKR") is not operated by a broker, a dealer, or a registered investment adviser. Under no circumstances does any information in this email or on the website(s) of TYKR, and in its related application software, spreadsheets, blog, emails, and newsletters (hereinafter: the "Information"), represent a software, spreadsheets, blog, emails, and newsletters (hereinafter: the "Information"), represent a recommendation to buy or sell a security. The Information is not intended to be, nor does it constitute, investment advice or recommendations. In no event shall TYKR or any of its employees or shareholders be liable to any member, guest or third party for any damages of any kind arising out of the use of any product, content or other material published or available on the website(s) of TYKR the or relating to the use of, or inability to use, the website(s) of TYKR or any content, including, without limitation, any investment losses, lost profits, lost opportunity, special, incidental, indirect, consequential or punitive damages. Back-tested data listed on the website(s) of TYKR does not guarantee future performance. The Information is not intended to be, nor does it constitute, investment advice or recommendations. The Information is in no way guaranteed for completeness, accuracy or in any other way. TYKR has no conflicts of interest with regard to remuneration or holding any interests in this company.